UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TRANS GLOBAL SERVICES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

892916-503
(CUSIP Number)


Richard Young
700 Gemini
Houston, TX 77058
(281) 488-8484

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                  (Continued on following pages)


                                Page 1 of 6 Pages

CUSIP No.  892916-503                                SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         The Sagemark Companies Ltd.
         13-1948169

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) |_|
         (b) |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York.

NUMBER OF SHARES                    7.      SOLE VOTING POWER
BENEFICIALLY OWNED                          0       0%
BY EACH REPORTING
PERSON WITH                         8.      SHARED VOTING POWER
                                            21,494            0.8%

                                    9.      SOLE DISPOSITIVE POWER
                                            0                 0%

                                    10.     SHARED DISPOSITIVE POWER
                                            21,494            0.8%

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,494

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%

14.      TYPE OF REPORTING PERSON
         CO

                                Page 2 of 6 Pages

CUSIP No.  892916-503                       SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         SIS Capital Corp.
         13-3299632

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) |_|
         (b) |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York.

NUMBER OF SHARES                    7.      SOLE VOTING POWER
BENEFICIALLY OWNED                          0       0%
BY EACH REPORTING
PERSON WITH                         8.      SHARED VOTING POWER
                                            21,494            0.8%

                                    9.      SOLE DISPOSITIVE POWER
                                            0                 0%

                                    10.     SHARED DISPOSITIVE POWER
                                            21,494            0.8%

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,494

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%

14.      TYPE OF REPORTING PERSON
         CO

                                Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement (the "Schedule"), dated March 6, 2000, relates to the reporting persons' ownership of the common stock, par value $.01 per share (the "Common Stock"), of Trans Global Services, Inc. (the "Company"), whose principal executive offices are located at 1393 Veterans Memorial Highway, Hauppauge, New York 11788.

Item 2.  Identity and Background.

         The Schedule is being filed by:

1.       (a) The Sagemark Companies Ltd., a New York corporation ("Sagemark").

         (b) Sagemark's principal place of business and principal office is 700 Gemini, Houston, Texas 77058.

         (c) Sagemark is not engaged in any active business. Its principal assets are cash and cash equivalents, common and preferred stock investments and notes receivables issued by companies in which Sagemark may obtain an equity interest.

         (d) During the past five years, Sagemark has not been convicted in a criminal proceeding.

         (e) During the last five years, Sagemark has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       (a) SIS Capital Corp., a Delaware corporation ("SISC").

         (b) SISC's principal place of business and principal office is 700 Gemini, Houston, TX 77058.

         (c) SISC, a wholly-owned subsidiary of Sagemark, holds Sagemark's investments and its equity interests.

         (d) During the past five years, SISC has not been convicted in a criminal proceeding.

         (e) During the last five years, SISC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                Page 4 of 6 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

On February 7, 2000, SISC transferred to the Issuer, 50,000 shares of the Issuer's common stock in exchange for an extension on a debt guarantee previously given to the Issuer by Sagemark. On February 16, 2000 SISC sold 8,500 shares of the Issuer's common stock on the open market for $2.00 per share and on February 16, 2000 and February 29, 2000 Sagemark sold 300,000 shares of the Issuer's common stock in a private transaction for $1.08 per share.

Item 5.  Interest in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage of the outstanding shares of the Issuer's Common Stock owned beneficially by Sagemark and SISC as of February 29, 2000. Such number was based on 2,619,716 shares of the Issuer's Common Stock outstanding. The number of outstanding shares was computed by deducting the 50,000 shares of Common Stock transferred to the Issuer from the 2,669,716 shares of Common Stock as reported on the cover page of the Issuer's Form 10-Q for the three months ended September 30, 1999.

                                    Share of Common     Percentage of Shares of
                                  Stock Beneficially         Common Stock
Name                                   Owned              Beneficially Owned
----                                   -----              ------------------
The Sagemark Companies Ltd.            21,494                     0.08%
SIS Capital Corp.                      21,494                     0.08%

         (b) SISC and Sagemark may be deemed to have shared power to vote and to dispose of 21,494 shares of Common Stock, representing approximately 0.08% of the outstanding Common Stock.

         (c) Except as described in Item 4 of this Schedule, there have been no transactions in the shares of Common Stock beneficially owned by Sagemark or SISC effected subsequent to March 3, 1999.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4 of this Schedule, there have been no contracts, arrangements, understandings or relationships with respect to the Issuer's shares of Common Stock owned by SISC.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

                                Page 5 of 6 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated:  March 6, 2000      The Sagemark Companies Ltd.


                           By:/S/_____________________________________
                                 Richard Young
                                 President and Chief Operating Officer


                           SIS CAPITAL CORP.


                           By:/S/_____________________________________
                                 Richard Young
                                 President and Chief Operating Officer


                                Page 6 of 6 Pages